SUB-ITEM 77I
Terms of new or amended securities

Effective August 19, 2016, the Long Term Tax Free
Fund was combined with the Intermediate Term Tax
Free Fund and is no longer available for purchase.

Effective October 14, 2016, the Tax-Free Money
Market Fund may impose a fee on fund redemptions or temporarily restrict redemptions if the fund's weekly liquid assets fall below certain thresholds.
Additionally, the fund is only available for purchase by accounts that are beneficially owned by natural persons. The fund may involuntarily redeem any account not owned by a natural person.